VIA EDGAR

July 15, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara Ransom

Katherine Bagley

Re:	Phreesia, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-232264

Requested Date:	July 17, 2019
Requested Time:	4:30 p.m. Eastern Standard Time

Dear Ms. Ransom and Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Phreesia, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 17, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Edwin M. O’Connor at (212) 813-8853. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Edwin M. O’Connor, by facsimile to (917) 583-2556.

If you have any questions regarding this request, please contact Edwin M. O’Connor of Goodwin Procter LLP at (212) 813-8853.

Sincerely,

PHREESIA, INC.

/s/ Chaim Indig
Chaim Indig
Chief Executive Officer

cc:	Chaim Indig, Phreesia, Inc.

Thomas Altier, Phreesia, Inc.

Charles Kallenbach, Phreesia, Inc.

John J. Egan, Goodwin Procter LLP

Andrew R. Pusar, Goodwin Procter LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP